September 21, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Johnny Gharib
Dan Greenspan
Vanessa Robertson
Lisa Vanjoske

Re:	Mesoblast Limited
Draft Registration Statement on Form F-1
Submitted June 26, 2015
CIK No. 0001345099

Ladies and Gentlemen:

On behalf of Mesoblast Limited (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 23, 2015 relating to the Company’s confidential Draft Registration Statement on Form F-1 (CIK No. 0001345099) submitted to the Commission on November 10, 2014 (the “Draft Registration Statement”). The Company has also revised the Draft Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a revised confidential submission (“Submission #2”) of the Draft Registration Statement on Form F-1 which reflects these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Submission #2. Except as otherwise specifically indicated, page references herein correspond to the page of Submission #2. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

1.	Please expand your disclosure to include the names of the underwriters. Please note that we will defer further review of any revised registration statement that does not include the names of the lead underwriters.

The Company acknowledges the Staff’s comment and has revised the disclosure in Submission #2 as appropriate to include the names of the underwriters.

U.S. Securities and Exchange Commission

September 21, 2015

Business

MPC-300-IV for the Treatment of Diabetic Complications Including Kidney Disease Ongoing Phase 2 Trial for Kidney Disease Complicating Type 2 Diabetes, page 115

2.	In the second paragraph of this section, on page 116, you state that in June of 2015 you announced the results of a phase 2 trial in patients with diabetic nephropathy at the 75th annual meeting of the American Diabetes Association. Please revise your disclosure to clarify, if true, that these were interim results for your ongoing phase 2 clinical trial of MPC-300-IV.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 113-114 of Submission #2 to clarify the disclosure regarding the Phase 2 trial.

Principal Shareholders, page 160

3.	Please revise your beneficial ownership table so that it is as of the most recent practicable date, not to exceed two weeks from the date of your registration statement.

The Company acknowledges the Staff’s comment and has revised the beneficial ownership table on page 158 of Submission #2 to reflect the most recent practicable date per Item 403 of Regulation S-K. In future filings, the Company will revise the beneficial ownership table to a more recent practicable date.

Other Comments

4.	We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

The Company acknowledges the Staff’s comment and has revised the Exhibit Index to reflect which exhibits have been filed with Submission #2. Any exhibits not filed with Submission #2 will be filed as soon as is practicable.

5.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

U.S. Securities and Exchange Commission

September 21, 2015

The Company acknowledges the Staff’s comment and confirms that the graphics included in Submission #2 are the only graphics the Company will use in its prospectus.

U.S. Securities and Exchange Commission

September 21, 2015

Please direct your questions or comments regarding this letter or the Registration Statement to the undersigned at (650) 320-4626. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Jeffrey D. Saper

Jeffrey D. Saper

cc:	Silviu Itescu, Mesoblast Limited
Peter T. Howard, Mesoblast Limited
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati
Megan J. Baier, Wilson Sonsini Goodrich & Rosati
Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP